Filing pursuant to Registration
Statement number 333-105878

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒ CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT
TO SECTION 305(b) (2)

WELLS FARGO BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

A National Banking Association	94-1347393
(Jurisdiction of incorporation or	(I.R.S. Employer
organization if not a U.S. national	Identification No.)
bank)

420 Montgomery Street
San Francisco, California	94104-1207
(Address of principal executive offices)	(Zip code)

Wells Fargo & Company
Law Department, Trust Section
MAC N9305-175
Sixth Street and Marquette Avenue, 17th Floor
Minneapolis, Minnesota 55479
(612) 667-4608
(Name, address and telephone number of agent for service)

AmeriCredit Automobile Receivables Trust 2004-B-M
(Exact name of obligor as specified in its charter)

Delaware	Applied For
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

c/o Wilmington Trust Company
1100 North Market Street
Wilmington, DE	19890
(Address of principal executive offices)	(Zip code)

Asset Backed Notes of AmeriCredit Automobile Receivables Trust 2004-B-M
(Title of Indenture Securities)

Item 1. General Information.
Item 2. Affiliations with Obligor.
Item 15. Foreign Trustee.
Item 16. List of Exhibits.
SIGNATURE
Copy of Articles of Association of the Trustee
Copy of Comptroller of the Currency Certificate
Copy of Authorization of the Trustee
Copy of By-laws of the Trustee
Consent of Trustee Required by Section 321(b)
Copy of Report of Condition of the Trustee

Filing pursuant to Registration
Statement number 333-105878

Item 1. General Information. Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency Treasury Department Washington, D.C.

Federal Deposit Insurance Corporation Washington, D.C.

Federal Reserve Bank of San Francisco San Francisco, California 94120

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15. Foreign Trustee. Not applicable.

Item 16. List of Exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

Exhibit 1.	A copy of the Articles of Association of the trustee now in effect.

Exhibit 2.	A copy of the Comptroller of the Currency Certificate of Corporate Existence for Wells Fargo Bank, National Association, dated November 28, 2001.

Exhibit 3.	A copy of the authorization of the trustee to exercise corporate trust powers. A copy of the Comptroller of the Currency Certificate of Corporate Existence (with Fiduciary Powers) for Wells Fargo Bank, National Association, dated February 4, 2004.

Exhibit 4.	Copy of By-laws of the trustee as now in effect.

Exhibit 5.	Not applicable.

Exhibit 6.	The consent of the trustee required by Section 321(b) of the Act.

Exhibit 7.	A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 8.	Not applicable.

Exhibit 9.	Not applicable.

Filing pursuant to Registration
Statement number 333-105878

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wells Fargo Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Minneapolis and State of Minnesota on the 5th day of April 2004.

WELLS FARGO BANK, NATIONAL ASSOCIATION
/s/ Marianna Stershic
Marianna Stershic
Vice President